EXHIBIT 77 to Neuberger Berman Real Estate Securities Income Fund Inc. N-SAR-B/A 10/31/08

Sub-Item 77C

Report of Votes of Shareholders

Proposal 1

An annual meeting of shareholders of Neuberger Berman Real Estate Securities Income Fund Inc. was held on May 28, 2008. Shareholders voted on the following matter: To elect six Class III Directors (one of which is to be elected only by holders of the Fund’s preferred shares) to serve until the annual meeting of shareholders in 2011 or until their successors are elected and qualified. Class I and II Directors continue to hold office until the annual meeting in 2009 and 2010, respectively. Class I Directors include Faith Colish, Michael M. Knetter, Cornelius T. Ryan, Peter P. Trapp, and Peter E. Sundman. Class II Directors include C. Anne Harvey, George Morriss, Jack Rivkin, Tom D. Seip and John Cannon.

Proposal 1 — To elect six Class III Directors (one of which is to be elected only by holders of the Fund’s preferred shares) to serve until the annual meeting of shareholders in 2011.

Common and Preferred Shares

	Votes For	Votes Withheld	Abstentions	Broker Non-Votes
Martha C. Goss	59,624,751	6,588,427	–	–
Robert A. Kavesh	59,557,716	6,655,462	–	–
Edward I. O’Brien	59,579,949	6,633,229	–	–
William E. Rulon	59,577,793	6,635,385	–	–
Candace L. Straight	59,666,308	6,546,870	–	–

Preferred Shares

	Votes For	Votes Withheld	Abstentions	Broker Non-Votes
Howard A. Mileaf	14,694	2,140	–	–

Proposal 2

An annual meeting of shareholders of Neuberger Berman Real Estate Securities Income Fund Inc. was held on May 28, 2008. Shareholders voted on the following matter proposed by Arthur Lipson, Western Investment LLC ("Western"), 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047. Western proposed stockholders adopt the following resolution:

"RESOLVED, that the stockholders of Neuberger Berman Real Estate Securities Income Fund Inc. (the "Fund") hereby request that the Board of Directors immediately establish a special committee consisting solely of independent directors to investigate suitable alternatives to replace the Fund's current investment manager, Neuberger Berman Management Inc."

The Board of Directors, including the Independent Fund Directors, strongly opposed adoption of the resolution, and urged stockholders to vote against the stockholder proposal.

Proposal 2 — To consider a stockholder proposal to request that the Board of Directors establish a special committee to investigate suitable alternatives to replace the Fund's current investment manager, Neuberger Berman Management Inc.

Common and Preferred Shares

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,702,026	19,214,884	1,233,129	–